

June 19, 2020

Thomas R. Greco
President and Chief Executive Officer
Advance Auto Parts, Inc.
2635 East Millbrook Road
Raleigh, NC 27604

      Re: Advance Auto Parts, Inc.
          Registration Statement on Form S-4
          Filed June 12, 2020
          File No. 333-239145

Dear Mr. Greco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Andrew Weisberg, Esq.